

Mailstop 4628

May 11, 2018

<u>Via E-mail</u>
Mr. John P. Rielly
Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

      Re: **Hess Corporation**
             Form 10-K for the Fiscal Year ended December 31, 2017
             Filed February 21, 2018
             File No. 1-01204

Dear Mr. Rielly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2017</u>

<u>Management's Discussion and Analysis</u>

<u>Critical Accounting Policies and Estimates, page 39</u>

<u>Impairment of Goodwill, page 40</u>

1.   We note your disclosure about your annual goodwill impairment test, indicating fair value for the Midstream operating segment is based on a market approach using the exchange price of Hess Midstream Partners, LP ("the Partnership") units. As it appears that market capitalization of the Partnership was below its equity carrying value during your most recent annual test, please explain how this difference was factored into your

Mr. John P. Rielly
Hess Corporation
May 11, 2018

   Midstream segment goodwill impairment analysis and the apparent conclusion that there was no impairment of the $360 million balance of goodwill for this segment.

Financial Statements

Supplemental Oil and Gas Data, page 80

Proved Undeveloped Reserves, page 87

2. We note you disclose that you converted 38 MMboe and 32 MMboe of proved undeveloped reserves to developed status during 2016 and 2017, representing 13% and 10% of the prior year-end proved undeveloped reserves. As these rates of development would not be sufficient to develop all of your proved undeveloped reserves over a five year period from initial booking, you should disclose the reasons for the limited progress made during 2016 and 2017 and explain whether, and to what extent and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note that the disclosure under Item 1203(c) of Regulation S-K should inform readers of progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

            Sincerely,

            /s/ Karl Hiller

            Karl Hiller
            Branch Chief
            Office of Natural Resources